Exhibit 12

                           HUMANA INC.
               RATIO OF EARNINGS TO FIXED CHARGES
  For the quarters and nine months ended September 30, 1995 and
1994

              Quarter Ended        Nine Months Ended
              September 30,          September 30,
           _________________________________________

           1995          1994      1995         1994
           ____          ____      ____         ____

Earnings:
 Income
 before
 income
 taxes     $ 65          $ 65     $ 213        $ 184

 Fixed
 charges      3             3        10            7

           $ 68          $ 68     $ 223        $ 191

Fixed charges:
 Interest
 charged to
 expense   $  2          $  1     $   6        $   3

 One-third
 of rent
 expense      1             2         4            4

           $  3          $  3     $  10        $   7

Ratio of
 earnings
 to fixed
 charges      21.7          27.2     22.9         26.1


For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges (the "Ratio"), earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rent expense. For purposes of calculating the Ratio, 1994 interest expense excludes the impact of a nonrecurring item related to the second quarter favorable settlement of tax disputes with the Internal Revenue Service.

                               18